Exhibit 1.5

China.com and ProAdvertising Join Forces to Launch Italy.China.com

New website brings trendy news and latest information of the world’s leading fashionable country to
Chinese community

Atlanta, 16 March 2006 - China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet services and online game provider operating principally in China, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that it has entered into a strategic partnership with ProAdvertising, a leading online advertising agency in Italy, to launch Italy.China.com. The new website will offer the Chinese community instant access to a wide range of information related to Italy in their own language and create an effective channel for Italian companies to promote their products in China.

Under the agreement, China.com will host and manage the website and ProAdvertising will provide exclusive content featuring Italian fashion, music, travel, soccer and cuisine. In addition, specific content will be offered to the China.com MVAS customers through short messaging services (SMS), wireless application protocol (WAP), multimedia messaging services (MMS) and interactive voice response (IVR). With its established network in Europe, ProAdvertising will focus on securing advertisers and sponsors for the website.

ProAdvertising has an in-depth understanding of the China market and its Internet development. Following an intensive period of business development in China, ProAdvertising formed a strategic partnership with China.com, citing its unique URL named after the world’s fastest growing economy and its broad user base with over 6 million daily visitors.

“China.com is one of the most valuable URLs in the world. We are confident that we have found an ideal partner to build the best gateway for the Chinese community accessing various information on Italy ranging from general cultures, business information to market trends, and to offer an effective promotional platform for our customers wishing to enter the China market, ” said Carlo Brizi, Business Director, ProAdvertising.

“In the mind of many Chinese people, Italy is a country of fantasies. We are extremely pleased with our strategic partnership with ProAdvertising. The new Italy.China.com will offer a fantasy world of information to Chinese Internet users, as well as a platform for Italian businesses to reach Chinese consumers,” said Xiaowei Chen, General Manager, China.com Inc. “The significance of this can be compared to a virtual trip by Marco Polo.”

“This partnership further solidifies China.com’s long-term strategy of leveraging its portal platform to extend geographical reach, expand user base and promote various product offerings within the company,” said Albert Lam, CEO, China.com Inc. “We are in the process of launching similar websites for other countries or geographic regions and opening up more effective promotional channels for global businesses to tap into the massive market of China.”

The launch of Italy.China.com coincides with “The Year of Italy in China”, a major cultural exchange program jointly organized by China and Italy in 2006. Throughout the year, China.com will organize a series of online and offline activities to support this initiative and promote the Italian cultures in China.

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About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net.

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability of China.com Inc to leverage its portal platform to extend geographical reach, expand user base and promote various product offerings; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Ida Ho Corporate Communications Manager China.com Inc. Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek Vice President, Investor Relations CDC Corporation Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net